

15005717

PE 3/3/2015 CFit

NO ACT

March 4, 2015

Received SEC
MAR 04 2015
Washington, DC 20549

Act: 1934
Section:
Rule: 12H-3
Public Availability: 3/4/2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Greer Bancshares, Incorporated
Incoming letter dated March 3, 2015

Based on the facts presented, the Division will not object if Greer Bancshares stops filing periodic and current reports under the Exchange Act, including its annual report on Form 10-K for the year ended December 31, 2014. In reaching this position, we note that Greer Bancshares has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Form S-8, and such post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Greer Bancshares will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2014.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 4, 2015

Mail Stop 4561

Andrew B. Coburn
Wyche
Attorneys at law
44 East Camperdown Way
Greenville, SC 29601-3512

Re: Greer Bancshares, Incorporated

Dear Mr. Coburn:

In regard to your letter of March 3, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

W Y C H E

Attorneys at Law

Securities Exchange Act of 1934 – Section 15(d); Rule 12h-3

March 3, 2015

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Greer Bancshares, Incorporated, Commission File No. 000-33021

Ladies and Gentlemen:

On behalf of our client, Greer Bancshares Incorporated, a South Carolina corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that, despite the fact that the Company does not comply with the shareholder threshold set forth in Rule 12h-3(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and would otherwise not be eligible to rely on Rule 12h-3(c) due to the updating of its Form S-8 registration statements during the 2014 fiscal year on account of the incorporation by reference of such registration statements in the Company's Form 10-K for the year ended December 31, 2013 (filed with the Commission on March 18, 2014), as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), the Company should not be precluded from relying on Rule 12h-3 to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its annual report on Form 10-K for the year ended December 31, 2014.

Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act prior to March 31, 2015, the date that the Company's Form 10-K for the year ended December 31, 2014 otherwise would be due. The Form 15 will include an explanatory note indicating that the suspension of reporting obligations under Section 15(d) of the Exchange Act is pursuant to Rule 12h-3(b)(1)(i) and the no-action relief provided by the Staff.

Except as otherwise set forth herein, the information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required reports until the date the Company files with the Commission a Form 15 to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act.

W Y C H E
PROFESSIONAL ASSOCIATION
44 East Camperdown Way, Greenville, SC 29601- 3512
p: 864.242.8200 | f: 864.235.8900
www.wyche.com

Factual Background

The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was organized in July 2001 and has a wholly-owned subsidiary, Greer State Bank (the "Bank"), a South Carolina state bank organized in August, 1988. Substantially all of the Company's operations are conducted through the Bank. The Bank operates three banking offices located in Greer, South Carolina and one banking office located in Taylors, South Carolina. The Company also wholly owns two capital trusts, Greer Capital Trust I and Greer Capital Trust II (the "Capital Trusts"), created to assist the Company in raising capital pursuant to offerings of "trust preferred" securities.

The Company is a "smaller reporting company," as defined in Rule 12b-2 under the Exchange Act and has approximately $359 million in assets and $22.4 million in shareholders' equity. The principal offices of the Company are located at 1111 West Poinsett Street, Greer, South Carolina 29650.

The Company's only outstanding securities are (a) its common stock, par value $5.00 per share (the "Common Stock"), (b) certain long-term subordinated debentures issued to the Capital Trusts pursuant to those certain Junior Subordinated Indentures (the "Indentures"), dated as of October 12, 2004 and December 28, 2006, respectively, which debentures were issued in transactions exempt from registration under Section 5 of the Securities Act and (c) certain Series A 5% Subordinated Notes due June 30, 2022 and Series B 5% Subordinated Notes due June 30, 2022 (the Series A and Series B Notes collectively, the "Notes"), which Notes are not convertible into Common Stock or any other securities of the Company and were issued in transactions exempt from registration under Section 5 of the Securities Act. Previously, the Company had issued cumulative perpetual preferred stock to the U.S. Treasury Department under the Troubled Asset Relief Program ("TARP") in a transaction exempt from registration under Section 5 of the Securities Act, however, the Company has repurchased all such preferred stock from the U.S. Treasury Department and no shares of such preferred stock remain outstanding. There are currently outstanding options that have been granted to thirty-four employees and directors of the Company and/or the Bank to purchase up to 150,200 shares of the Common Stock. Seventeen of these option holders are directors or senior executives of the Company and/or the Bank, and they hold options to purchase up to 96,650 of the 150,200 shares of Common Stock subject to the currently outstanding options. There are no other outstanding stock awards of any kind. Since December 31, 2013, no options or other stock awards have been granted, or exercised, under any Company or Bank compensation plan, agreement or arrangement (including without limitation the plans referenced below in connection with the Form S-8 registration statements filed by the Company).

The Company filed a Form 10 on April 30, 2002 registering its Common Stock under Section 12(g) of the Exchange Act. The Common Stock is currently traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol GRBS. The Company has no class of securities that is registered or required to be registered under Section 12(b) of the Exchange Act. The Common Stock is the only class of securities of the Company that has been registered or required to be registered under Section 12(g) of the Exchange Act or subject to a reporting obligation under Section 15(d) of the Exchange Act. The Company is not subject to any contractual obligation, under the terms of the Indentures or the Notes or otherwise, to continue to comply with the reporting requirements of the Exchange Act. Neither the Bank nor the Capital Trusts have any reporting obligations under the Exchange Act. As of the date of this letter, the Company has filed all reports required under Section 13(a) of the Exchange Act in 2015 and 2014 and for the three fiscal years preceding the 2014 fiscal year.

On September 30, 2005, the Company filed four registration statements on Form S-8 (File Nos. 333-128712, 333-128713, 333-128717 and 333-128719) registering shares of Common Stock issuable under the Greer State Bank Directors Incentive Plan, the Greer Bancshares Incorporated 1998 Plan, the Greer Bancshares Incorporated 2005 Equity Incentive Plan and the Greer State Bank Employee Incentive Stock Option Plan (collectively, the "Forms S-8"). On November 13, 2014, the Company filed a Post-Effective Amendment No. 1 to each of the Forms S-8 deregistering all of the unissued shares of Common Stock registered on the Forms S-8. All four such Post-Effective Amendments were effective upon filing pursuant to Rule 464 under the Securities Act. Other than the Forms S-8, the Company has never filed any registration statements with respect to any offering of securities. Accordingly, there are currently no registration statements in effect (or filed but not yet effective) with respect to any securities of the Company. Since December 31, 2013, there have been no sales (including without limitation pursuant to the exercise of any stock options) of any shares of Common Stock registered under any of the Forms S-8.

As of January 1, 2014, the first day of the Company's 2014 fiscal year, there were 2,486,692 shares of Common Stock outstanding, which were held of record by approximately 755 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). As of January 1, 2015, the first day of the Company's current fiscal year, there were 2,486,692 shares of Common Stock outstanding. which were held of record by approximately 770 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). As of the date of this letter, there are 2,486,692 shares of Common Stock outstanding, which are held of record by approximately 743 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). The Company has not sold or otherwise issued any shares of Common Stock, pursuant to stock options or otherwise, in the 2014 fiscal year or the current fiscal year.

The Jumpstart Our Business Startups Act (the "JOBS Act") was enacted on April 5, 2012. Among other things, the JOBS Act amended Sections 12(g) and 15(d) of the Exchange Act to increase from 300 to 1,200 the shareholders of record threshold for deregistration and suspension of the duty to file reports for banks and bank holding companies. On account of, among other reasons, the significant direct and indirect costs and management time required to prepare and file reports with the Commission and the historically low trading volume of the Common Stock, the board of directors of the Company determined that deregistration of the Common Stock was in the best interests of the Company and its shareholders.

On October 10, 2014, the Company filed a Form 15 (the "First Form 15") to deregister the Common Stock under Section 12(g) of the Exchange Act. As of such date, there were approximately 778 holders of record of the Common Stock (as determined pursuant to Rule 12g5-1 under the Exchange Act). Deregistration of the Common Stock became effective on January 8, 2015, 90 days after the filing of the First Form 15. Subject to obtaining the relief sought in this letter, the Company intends to file a second Form 15 (the "Second Form 15") to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 after the First Form 15 became effective and prior to the filing deadline for the Company's Form 10-K for the fiscal year ended December 31, 2014. The Company will continue filing all required reports with the Commission until the Second Form 15 is filed.

Discussion

Despite the termination of the Company's Section 12(g) reporting obligations when the First Form 15 becomes effective, in the absence of obtaining the no-action relief sought by this letter, Section 15(d) of the Exchange Act would require the Company to continue to file reports because the Forms S-8 registration statements were automatically updated during fiscal year 2014 upon their incorporation in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the Commission on March 18, 2014.

Rule 12h-3 provides the means for an issuer to suspend its filing obligation duty under Section 15(d) of the Exchange Act. In general, Rule 12h-3(a) provides that, subject to the provisions of subsections (c) and (d) of the Rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. The current language of Rule 12h-3(b) provides that, for an issuer such as the Company with more than $10 million in assets, only a class of securities held of record by less than 300 persons is eligible for the suspension provided under Rule 12h-3(a). Rule 12h-3(c) states that filing suspension is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. Rule 12h-3(d) provides that the suspension of Section 15(d) reporting obligations under Rule 12h-3 applies only to the reporting obligations under Section 15(d) with respect to a class of securities, does not affect any other duties imposed on that class of securities and shall continue (with limited exceptions not relevant to the Company) as long as the criteria of either Rule 12h-3(b)(1)(i) or Rule 12h-3(b)(1)(ii) are met on the first day of subsequent fiscal years.

As noted above, the Company has filed all reports required under Section 13(a) of the Exchange Act to be filed in its current fiscal year (as of the date of this letter) and the 2014 fiscal year and for the three fiscal years preceding the 2014 fiscal year and will continue filing such reports until it files the Second Form 15. However, because Rule 12h-3(b) has not been amended yet to reflect the increased Section 15(d) ownership thresholds established pursuant to the JOBS Act and the Company has approximately 743 shareholders of record as of the date of this letter, a literal reading of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) even though the Company meets the statutory Section 15(d) shareholder threshold as revised by the JOBS Act. In addition, because the Company's latest annual report on Form 10-K for the year ended December 31, 2013 had the technical effect of updating the Forms S-8 during fiscal year 2014, absent the no-action relief requested hereby, Rule 12h-3(c) would prevent the Company from suspending its Section 15(d) reporting obligations.

As explained in more detail below, we respectfully submit that the Company should be able to rely on Rule 12h-3 to suspend its Section 15(d) reporting obligations notwithstanding the current holders of record requirement of Rule 12h-3(b)(1)(i) and the provisions of Rule 12h-3(c) because, as the Staff has found in numerous prior no-action letters regarding these issues under substantially similar circumstances, such relief (a) would be consistent with the JOBS Act revision of the shareholder threshold to suspend reporting obligations under Section 15(d) and (b) would not undermine the purposes of Section 15(d) as described in prior Commission guidance. We note that in Question & Answer Number 4 of the Jumpstart Our Business Startups Act Frequently Asked Questions dated April 11, 2012 (the "JOBS Act FAQs"), the Staff specifically indicated that a bank holding company may be eligible for no-action relief to suspend its Section 15(d) reporting obligations with respect to a class of securities if, as is the case with the Company, the class of securities is held by fewer than 1,200 shareholders of record as of the first day of the current fiscal year; the Company has a registration statement that is updated during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act; and no sales have been made under the updated registration statement during the current fiscal year.

Revised Section 15(d) Shareholder Threshold

As noted earlier, the JOBS Act amended Section 15(d) of the Exchange Act to increase, from 300 to 1,200, the shareholders of record threshold for suspension of the duty to file reports for banks and bank holding companies. Rule 12h-3(b)(1)(i), however, has not been updated to reflect this statutory amendment and therefore still provides a 300 shareholder threshold for all issuers with more than $10 million in assets, including banks and bank holding companies. As stated above, the Company has approximately 743 holders of record of its Common Stock (as determined pursuant to Rule 12g5-1 under the Exchange Act) and therefore does not meet the current Rule 12h-3(b)(1)(i) shareholder threshold requirement even though it does meet the revised statutory Section 15(d) threshold for bank holding companies. By noting the potential availability of no-action relief for bank holding companies with fewer than 1,200 shareholders of record, Question & Answer Number 4 of the JOBS Act FAQs indicates that the fact that a bank holding company has more shareholders of record than the current Rule 12h-3(b)(1)(i) threshold should not preclude a bank holding company from receiving no-action relief of the type requested in this letter. Finally, we note that no-action relief on this issue has been granted to other bank holding companies with between 300 and 1,200 shareholders of record, i.e., above the current Rule 12h-3(b)(1)(i) threshold but under the revised Section 15(d) statutory threshold for suspension of Section 15(d) reporting obligations. See, e.g., *Provident Community Bancshares, Inc.* (available February 10, 2014); *Croghan Bancshares, Inc.* (available March 21, 2013); *Birmingham Bloomfield Bancshares, Inc.* (available January 30, 2013); *First Citizens Bancshares, Inc.* (available September 26, 2012).

The Company represents that there will be fewer than 1,200 shareholders of record of the Common Stock on the date that the Company files a Form 15 to suspend its Section 15(d) filing obligations. The Company also acknowledges that if, on the first day of any subsequent fiscal year, there are 1,200 or more holders of record of the Common Stock, the suspension of the Company's Section 15(d) filing obligations will terminate, and the Company will be required to resume reporting pursuant to Section 15(d) of the Exchange Act.

Purposes of Section 15(d)

With respect to the requirements of Rule 12h-3(c), the Commission stated in the proposing release to revise Rule 12h-3 that the purpose of current and periodic reporting under Section 15(d) of the Exchange Act is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Proposing Release also stated that the "Limitation [set forth in Rule 12h-3(c)] is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." These policy concerns are not present in the Company's situation. Since no sales have been made under the Forms S-8 in 2014 or 2015, requiring the Company to continue to report under Section 15(d) of the Exchange Act does not seem to further the underlying purpose of Rule 12h-3 to make available to the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering. In addition, the current holders of options to purchase Common Stock will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. As noted previously, seventeen of the thirty-four option holders are senior executives or directors of the Company and/or the Bank. In addition, all option holders have access to current and detailed information about the Company (including without limitation information regarding its operations and financial condition) and have the ability to ask questions of the Company's senior executive officers prior to making a decision to exercise any options. Thus, these persons will have the ability to monitor the Company's performance and make informed investment decisions. Upon the filing of a Form 15 suspending the Company's Section 15(d) reporting obligations, the purchase of Common Stock upon the exercise of such options will be eligible for exemption from registration pursuant to Rule 701 under the Securities Act. Upon the effectiveness of the Company's Form 15, the Company will become eligible as an issuer to use the exemption under Rule 701, and the Company has informed us that it intends to comply with all requirements applicable to it to ensure that the grant and award of securities under its written compensatory benefit plans will be made in accordance with Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. Accordingly, the Company acknowledges, and will advise all of its option holders, that shares of Common Stock acquired upon the exercise of stock options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. Finally, as discussed above, the Company has deregistered all of the unissued Common Stock registered pursuant to the Forms S-8. As a result, no additional person will be able to purchase or otherwise acquire any of the Common Stock that had been registered on the Forms S-8, and so, with respect to the registered shares of Common Stock covered by the Forms S-8, there will be no additional persons who would be protected by or benefit from the Company's continued filing of current and periodic Exchange Act reports.

The Proposing Release also noted the Commission's acknowledgment that Congress recognized that, with respect to Section 15(d) of the Exchange Act, the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where companies with a small number of public shareholders are involved. Preparing and filing current and periodic reports with the Commission imposes a material financial burden on the Company and involves significant management time and effort. Management has estimated that the Company's total annual expenses relating to its Section 15(d) reporting obligations, including legal and accounting fees, are approximately $60,000. The Company believes that these funds, and the substantial time devoted by management to filing activities, could be used more effectively to grow the Company and increase shareholder value. Therefore, the Company believes that, given the Company's small shareholder base and the limited trading activity in the Common Stock, the time and costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome and outweigh the benefits to the Company's shareholders.

We note that no-action relief on this issue has been granted to other bank holding companies that failed to meet the requirements of Rule 12h-3(c) due to the automatic updating of outstanding registration statements pursuant to Section 10(a)(3) of the Securities Act, in circumstances where no sales had been made during the current fiscal year under such registration statements. See, e.g., *Provident Community Bancshares, Inc.* (available February 10, 2014); *Croghan Bancshares, Inc.* (available March 21, 2013); *Birmingham Bloomfield Bancshares, Inc.* (available January 30, 2013); *First Citizens Bancshares, Inc.* (available September 26, 2012).

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that, despite the fact that the Company does not comply with the current shareholder threshold set forth in Rule 12h-3(b)(1)(i) and would otherwise not be eligible to rely on Rule 12h-3(c) by virtue of the updating of the Forms S-8 during the 2014 fiscal year due to their incorporation by reference in the Company's Form 10-K for the year ended December 31, 2013, the Company would not be precluded from relying on Rule 12h-3 to suspend its obligations under Section 15(d) of the Exchange Act to file current and periodic reports, including its annual report on Form 10-K for the year ended December 31, 2014.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file the Second Form 15 to suspend the Company's filing obligations under Section 15(d) of the Exchange Act, pursuant to Rule 12h-3, after the First Form 15 becomes effective and prior to March 31, 2015, the date that the Company's Form 10-K for the year ended December 31, 2014 would otherwise be due.

If the Staff has any questions concerning this request or requires additional information, please contact me at (864) 242-8341 or via email at acoburn@wyche.com. If the Staff disagrees with any of the statements or conclusions expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter.

Very Truly Yours,



Andrew B. Coburn

Cc: George W. Burdette, Chief Executive Officer, Greer Bancshares Incorporated
J. Richard Medlock, Jr., Chief Financial Officer, Greer Bancshares Incorporated